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                                                                       EXHIBIT 1
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FOR IMMEDIATE RELEASE


                     YOUNG BROADCASTING TO ACQUIRE KCAL-TV
              CHANNEL 9, LOS ANGELES FROM THE WALT DISNEY COMPANY

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New York, NY -- May 13, 1996 -- Young Broadcasting Inc. (NASDAQ:YBTVA) announced today that it has entered into an agreement to acquire KCAL-TV from The Walt Disney Company (NYSE:DIS) for $368 million in cash plush $17 million for net working capital. KCAL, Channel 9, is the only independent VHF television station in Los Angeles. The transaction is subject to Federal Communications Commission approval.

Vincent Young, chairman and chief executive officer of Young Broadcasting Inc., said, "This is a unique opportunity to acquire a high-profile VHF television station in Los Angeles, the largest television advertising market in the United States. KCAL-TV will more than double the overall reach of our station group from 4.1% to 9.3% of the United States, and increase revenues by 40%.

"Our strategy is to create distinct identities and audience loyalty for each of our stations through the quality of our local news programming and our commitment to the local community. KCAL-TV's programming philosophy, which places a heavy emphasis on news, sports and local events, fits in perfectly with that strategy. KCAL-TV airs 27 weekly hours of news and is the most honored television news provider in Southern California. In 1995 alone, KCAL-TV won more than 50 awards for broadcasting excellence, including an Edward R. Murrow Award as the 'Best Local Newscast in the Country'. KCAL is also the Los Angeles market leader in local sports broadcasting. The station's sports lineup includes the Los Angeles Lakers, the Anaheim Mighty Ducks, the California Angels and PAC 10 Football. This programming mix has been a success, helping KCAL achieve a share of local/national revenue in the Los Angeles market of approximately 10% in 1995.

"Young Broadcasting has a history of substantially enhancing the value of our stations. By managing costs effectively and enhancing programming quality, we have been able to significantly increase our stations' cash flow from year to year."

Bankers Trust Company, Morgan Guaranty Trust Company of New York and Canadian Imperial Bank of Commerce have agreed to provide Young Broadcasting with a fully underwritten $500 million credit facility, proceeds of which are available to finance this transaction.

Young Broadcasting owns ten television stations; six affiliated with the ABC Television Network (WKRN-TV - Nashville, Tennessee, WTEN-TV - Albany, New York, WRIC-TV - Richmond,
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VA, WATE-TV - Knoxville, Tennessee, WBAY-TV - Green Bay, Wisconsin, WTVO-TV -
Rockford, Illinois), three affiliated with the CBS Television Network (WLNS-TV - Lansing, Michigan, KLFY-TV - Lafayette, Louisiana, WKBT-TV - La Crosse, Wisconsin), and one affiliated with the NBC Television Network (KWQC-TV - Davenport, Iowa).

On January 12, 1996, Young Broadcasting announced that it had entered into an agreement to purchase the assets of KELO-TV, the CBS affiliate in Sioux Falls, South Dakota, for $50 million from Midcontinent Media Inc. The Federal Communications Commission approved the transfer of this station's license on March 29, 1996 and the acquisition should be completed about May 31, 1996.

                         Financial Contact:          James Morgan
                                                     Chief Financial Officer
                                                     Young Broadcasting Inc.
                                                     212/754-7070

                         Press Contact:              Michael Rourke/Adam Miller
                                                     Abernathy MacGregor Scanlon
                                                     212/371-5999